EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

		Year Ended December 31
		2017	2016	2015	2014	2013
		(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)		$190,883	234,642	254,443	217,348	200,413
Interest factor within rent expense (a)		40,917	40,727	36,385	36,815	36,490
Total fixed charges		$231,800	275,369	290,828	254,163	236,903
Earnings:
Income before income taxes		$2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges		231,800	275,369	290,828	254,163	236,903
Total earnings		$2,555,662	2,333,767	1,965,520	1,896,408	2,002,471
Ratio of earnings to fixed charges, excluding interest on deposits	x	11.03	8.48	6.76	7.46	8.45
Including interest on deposits
Fixed charges:
Interest expense		$386,751	425,984	328,257	280,431	284,105
Interest factor within rent expense (a)		40,917	40,727	36,385	36,815	36,490
Total fixed charges		$427,668	466,711	364,642	317,246	320,595
Earnings:
Income before income taxes		$2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges		427,668	466,711	364,642	317,246	320,595
Total earnings		$2,751,530	2,525,109	2,039,334	1,959,491	2,086,163
Ratio of earnings to fixed charges, including interest on deposits	x	6.43	5.41	5.59	6.18	6.51

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.